October 27, 2014

VIA EDGAR

Monique Botkin

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Botkin:

On August 29, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst Hedged Insider Buying Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”).  In a telephone conversation on October 14, 2014, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General

Comment 1. Please explain supplementally how and when changes were previously made to the Fund’s name and strategy as discussed in the shareholder letter in the annual report to shareholders and how this information was communicated to shareholders. Please also confirm supplementally whether the changes reflected in the Registration Statement had been previously made.

Response. The Fund changed its name and made certain immaterial changes to its strategy in a 497 filing filed on July 7, 2014, which was mailed to shareholders. The Registration Statement includes additional material changes to the Fund’s strategy.

Prospectus

Fund Summary

Comment 2.  Please confirm that the expenses associated with short sales will be included in the fee table if appropriate.

Response.  Registrant so confirms.

Comment 3.  Please clarify whether the Fund writes covered or uncovered calls. If the calls are uncovered, please explain supplementally how writing them reduces volatility or minimizes downside risk and add to the risk disclosure for options that there is an unlimited risk of loss to the Fund.

Response. The adviser has confirmed to the Registrant that the Fund writes both covered and uncovered calls. The adviser believes the uncovered calls reduce risk and volatility because they are primarily written on indexes that match the market capitalization of the long stock positions in the portfolio, and the effect of the written index calls is to reduce the portfolio volatility of the long stock holdings.   The Registrant has added the requested risk disclosure.

Comment 4.  In “Principal Investment Strategies,” in the second paragraph, please revise the disclosure to not use the term “insider trading”.

Response.  The Registrant has revised the disclosure as follows:

“The Advisor uses public information that is filed with the Securities and Exchange Commission (“SEC”) on corporate insider buying and selling activity for its investment decisions. The Advisor’s research and quantitative back testing of insider ~~trading~~ buying and selling activity data over long periods of time has resulted in the development of a proprietary method of analyzing insider ~~trading~~ buying and selling activity that it believes can provide long-term capital appreciation. The underlying thesis is that corporate insiders know more about the prospects of the company they run than anybody else.”

Comment 5.  In “Principal Investment Strategies,” the description of the Fund’s strategy states that the Fund will segregate its assets to cover short positions on options. Please add a risk regarding segregation to the Fund’s principle risks.

Response.  The Registrant has added the following to the Fund’s principle risks:

“Segregation Risk. In order to secure its obligations to cover its short positions on options, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities. This requirement may cause the Fund to miss favorable trading opportunities, due to a lack of sufficient cash or readily marketable securities. This requirement may also cause the Fund to realize losses on offsetting or terminated derivative contracts or special transactions.”

Comment 6.  In “Principal Risks of Investing in the Fund,” please include disclosure related to derivatives and leverage.

Response. The Registrant has added the following risks:

“Derivatives Risk. Even a small investment in derivatives (which include options, and other transactions) may give rise to leverage risk (which can increase volatility and magnify the Fund’s potential for loss), and can have a significant impact on the Fund's performance.  Derivatives are also subject to credit risk (the counterparty may default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).”

“Leverage Risk. Using leverage can magnify the Fund's potential for gain or loss and; therefore, amplify the effects of market volatility on the Fund's share price.”

Comment 7.  Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 8.  Please explain supplementally why the IQ Hedge Long/Short Beta Total Return Index (the “Index”) is an appropriate benchmark index for the Fund.

Response.  The adviser has confirmed to the Registrant that it believes Index is the appropriate benchmark index for the Fund because Fund’s call writing and put buying seeks to reduce volatility and limit downside, which is similar to the long/short equity strategies in the Index. The adviser believes that buying puts and writing calls have a similar effect on the portfolio as selling stocks short. Additionally, the Fund is classified as a long/short equity fund by Morningstar.

HOW TO BUY SHARES

Class A Shares

Comment 9.  In the footnote describing the CDSC on Class A shares, please revise the disclosure to explain when the change from a CDSC being imposed after 18 months to 24 months is effective and which time period applies for existing shareholders.

Response.  The Registrant has revised the footnote as follows:

“(1) In the case of investments at or above the $1 million breakpoint (where you do not pay an initial sales charge), a 1.00% contingent deferred sales charge (“CDSC”) may be assessed on shares redeemed within two years of purchase. For Class A shares purchased prior to November 1, 2014, the CDSC may be assessed on shares redeemed within 18 months of purchase.”

MANAGEMENT OF THE FUND

Advisory Fees

Comment 10.  Please confirm supplementally that the contractual expense limitation arrangement will be in place for at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 11.  Please add to the end of the last sentence of the second paragraph a statement that the recapture of the amounts waived or reimbursed are only permitted if it can be achieved within the Fund’s expense limits in place at the time of waiver or reimbursement.

Response.  The Registrant has revised the disclosure as follows:

“…Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if ~~such recoupment can be achieved within the Fund’s expense limits~~ the Fund is able to make the repayment without exceeding the expense limitation in effect at the time of the waiver, and the repayment is approved by the Board of Trustees.”

SAI:

ADDITIONAL INFORMATION ABOUT INVESTMENTS AND RISKS

Comment 12.  The SAI mentions investments in other investment companies. Please confirm that any expenses associated with these investments will be included in the fee table in the prospectus if applicable.

Response.  The Registrant so confirms.

Comment 13.  The SAI mentions investments in swaps.  If the Fund will invest in credit default swaps, please confirm supplementally that the Fund will cover the full notional value of the securities. If the Fund will invest in total return swaps, please confirm supplementally that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Response.  The Adviser has confirmed to the Registrant that the Fund does not expect to invest in credit default swaps as a principal strategy; however, if it does in the future, it will cover the full notional value of the securities. The Adviser has confirmed to the Registrant that the Fund does not expect to invest in total return swaps as a principal strategy; however, if it does in the future, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

*          *          *          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins